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18000622

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 20 2018
Washington DC
406

SEC FILE NUMBER
8-42448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VANDHAM SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE MAYNARD DRIVE, SUITE 2201
(No. and Street)

PARK RIDGE, NEW JERSEY 07656
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK P. CATRINI, TIMOTHY BARBA (201) 782-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALTERS & KARDASHIAN (D/B/A MYER, GREENE & DEGGE)
(Name – *if individual, state last, first, middle name*)

300 N. MIDDLETOWN ROAD, SUITE 8, P.O. BOX 930, PEARL RIVER, NY 10965
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, FRANK P. CATRINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VANDHAM SECURITIES CORP., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

President & CEO

Title

TIMOTHY BARBA
Notary Public, State of New York
No 01BA4613325
Qualified in Rockland County
Commission Expires July 31, 2020

[signature]

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANDHAM SECURITIES CORP.

I N D E X

REPORT LETTER

EXHIBIT A	STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2017
Schedule 1	Statement of changes in stockholders' equity for the year ended December 31, 2017
EXHIBIT B	STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2017
EXHIBIT C	STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2017
EXHIBIT D	STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2017
FOLIO I-X	NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL DATA

Schedule 1	Computation of net capital computed under Rule 15c3-1 of the Securities and Exchange Commission
Schedule 2	Computation for determination of reserve requirements for a broker-dealer under Rule 15c3-3 of the Securities and Exchange Commission

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

KENNETH F. KARDASHIAN
GERALD G. WALTERS
MARY C. KARDASHIAN

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: CPAS@MGDCPAS.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Vandham Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vandham Securities Corp. as of December 31, 2017, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of Vandham Securities Corp. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vandham Securities Corp.'s management. Our responsibility is to express an opinion on Vandham Securities Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)(PCAOB) and are required to be independent with respect to Vandham Securities Corp. in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and

disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of Vandham Securities Corp.'s financial statements. The supplemental information is the responsibility of Vandham Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.§240.17a-5. In our opinion, the supplementary information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

MYER, GREENE & DEGGE

Pearl River, New York
January 31, 2018

Exhibit A

VANDHAM SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2017

ASSETS

Cash and cash equivalents (Notes 1E and 4)	$ 72,807
Receivable from brokers, dealers and clearing organizations (Note 4)	1,851,364
Marketable securities owned, at market value (Notes 1C, 3, 4 and 5)	6,527
Fixed assets - net (Notes 1D and 6)	74,398
Deposits, prepaids and other assets	105,689
Deferred Federal income tax asset (Note 10)	229,000
Deferred State income tax asset (Note 10)	100,000
TOTAL ASSETS	$2,439,785

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 653,551
Salaries, wages and compensation payable	-
Marketable securities sold, not yet purchased, at market value (Notes 1C, 3, 4 and 5)	4,197
Capital lease obligations (Note 6)	85,923
Subordinated borrowings (Note 7)	800,000
Deferred lease incentives (Note 8)	19,674
Total Liabilities	1,563,345
Commitments and contingencies (Note 9)	-
Stockholders' equity - Schedule 1	876,440
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,439,785

The accompanying notes are an integral part of the financial statements.

Exhibit A
Schedule 1

VANDHAM SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Preferred Stock (1)		Common Stock (2)		Additional Paid in Capital (3)	Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount			
BALANCE, JANUARY 1, 2017	660	$ 660,000	16,000	$ 13,300	$ 2,185,936	$(1,721,750)	$ 1,137,486
Repurchased shares	(175)	(175,000)	-	-	-	-	(175,000)
Capital Contributions	-	-	-	-	-	-	-
Capital Withdrawals	-	-	-	-	-	-	-
Net (Loss)	-	-	-	-	-	(54,108)	(54,108)
Preferred Stock Dividends	-	-	-	-	-	(31,938)	(31,938)
BALANCE, DECEMBER 31, 2017	485	$ 485,000	16,000	$ 13,300	$ 2,185,936	$(1,807,796)	$ 876,440

(1) Series A, no par value, non-cumulative, convertible, 1,000 shares authorized, 485 shares issued and outstanding (Note 14).

(2) Class A, no par value, 20,000 shares authorized, 16,000 shares issued and outstanding.

The accompanying notes are an integral part of the financial statements.

Exhibit B

VANDHAM SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

	Amount	Percent To Total Revenue
REVENUES (Note 1B)		
Commissions and other income (Note 1B)	$ 2,977,264	29.54
Net gains from principal transactions (Note 1B)	7,099,983	70.46
Total Revenues	10,077,247	100.00
EXPENSES		
Employee compensation	4,563,604	45.29
Data and research services	1,949,983	19.35
Floor brokerage, commissions and clearing fees	1,862,715	18.48
Payroll taxes and fringe benefits	486,156	4.82
Registered consultant fees	187,356	1.86
Rent, utilities and occupancy costs (Note 9)	178,475	1.77
Dues, subscriptions, licenses and registrations	177,103	1.76
Professional fees	147,603	1.46
Interest (Note 7)	110,674	1.10
Auto and travel	58,637	.58
Office supplies and expenses	54,096	.54
Telephone	49,716	.49
Meals, entertainment and business promotion	48,599	.48
Depreciation (Notes 1D and 6)	29,760	.30
Moving, storage, repairs and maintenance	16,033	.16
Contributions	6,830	.07
Miscellaneous taxes	5,853	.07
Insurance	4,158	.04
Postage	3,004	.03
Bank charges	2,443	.02
Equipment rental	1,242	.01
Staff training	760	.01
Total Expenses	9,944,800	98.69
INCOME BEFORE INCOME TAX PROVISION	132,447	1.31
Current income tax provision (Note 10)	2,555	.02
Deferred income tax provision (Note 10)	184,000	1.83
NET (LOSS)	$(54,108)	(.54)

The accompanying notes are an integral part of the financial statements.

Exhibit C

VANDHAM SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2017

Subordinated borrowings, January 1, 2017	$800,000
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payment of subordinated notes	-
SUBORDINATED BORROWINGS, DECEMBER 31, 2017 (Note 7)	$800,000

The accompanying notes are an integral part of the financial statements.

VANDHAM SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$(54,108)	
Adjustments to reconcile net (loss) to cash provided by operating activities:		
Depreciation	29,760	
Decrease (increase) in operating assets:		
Receivable from brokers, dealers and clearing organizations	(75,641)	
Marketable securities owned, at market value	21,345	
Deposits, prepaids and other assets	(20,108)	
Deferred Federal income tax asset	194,000	
Deferred State income tax asset	(10,000)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	72,597	
Marketable securities sold, not yet purchased, at market value	3,655	
Deferred lease incentives	4,039	
Cash Provided By Operations		$ 165,539
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	-	
Cash (Applied To) Investing Activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital withdrawals	-	
Repurchase of preferred stock	(175,000)	
Proceeds from subordinated borrowings	-	
Repayment of capital lease obligations	(26,388)	
Capital lease borrowings	-	
Preferred stock distributions	(31,938)	
Cash (Applied To) Financing Activities		(233,326)
(DECREASE) IN CASH AND CASH EQUIVALENTS		(67,787)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		140,594
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 1E)		$ 72,807

The accompanying notes are an integral part of the financial statements.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A *The Company:* Vandham Securities Corp. (the Company) was incorporated under the laws of the State of New York on March 16, 1990. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"), functioning as an introducing broker and has a standard agreement with its independent clearing broker. All securities transactions are introduced and cleared on a fully-disclosed basis through the clearing broker. The Company was established to engage in all aspects of the securities business including, but not limited to, the buying, selling, trading, underwriting and investment of stocks, bonds, securities and futures of every nature. The Company has operations in New Jersey and New York.

B *Revenue:* Transactions for the Company's accounts in securities, short-term money market instruments and the related revenue and expenses are recorded on a trade-date basis. For purposes of determining the realized gain or loss on a sale, the cost of securities sold is based on a first in, first out method, unless shares are otherwise specifically identified. Unrealized gains and losses are determined on a mark to market basis with pricing provided by third party sources. Dividends are recorded on the ex-dividend date and interest income is accrued as earned.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Various institutional customers have engaged the Company to provide third party research in exchange for commission order flow. These arrangements are oral whereby the customer pays an agreed upon "execution" charge with the excess commission income to be applied to the cost of the research.

C *Investment In Securities:* Marketable securities are stated at quoted market values; securities not readily marketable are stated at estimated fair value as determined by management. The resulting difference between cost and market is included in income.

D *Fixed Assets:* Property and equipment are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. Expenditures that materially increase the life of the related assets are capitalized. Expenditures for maintenance and repairs are charged to operations.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

E *Policy of Cash Equivalents:* For purposes of the statement of cash flows, cash equivalents include time deposits, money market funds and all highly liquid debt instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business.

F *Accounting for Uncertainty in Income Taxes:* Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC") Topic 740, Subtopic 10 prescribes a comprehensive model for how a company should measure, recognize, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The Company, having adopted FASB ASC Topic 740, Subtopic 10 as of December 31, 2008 and thereafter, recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. There was no impact to the Company's financial statements, as a result of the implementation of FASB ASC Topic 740, Subtopic 10.

If applicable, interest and penalties associated with uncertain tax positions are recognized in operating expenses.

NOTE 2--CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $100 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3--MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

NOTE 3--MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED (CONT'D)

Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Inputs are measurements other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable measurements for the asset or liability.

		Fair Value Measurements at Reporting Date Using		
	Fair Value	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Securities owned				
Corporate equity	$ 6,526	$ 6,526	$ -	$ -
Corporate debts	-	-	-	-
Corporate options	-	-	-	-
TOTAL	$ 6,526	$ 6,526	$ -	$ -
Sold, Not Yet Purchased				
Corporate equity	$ 4,197	$ 4,197	$ -	$ -
Corporate debts	-	-	-	-
Corporate options	-	-	-	-
TOTAL	$ 4,197	$ 4,197	$ -	$ -

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

NOTE 3--MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED (CONT'D)

For Level 2 fair value measurements, management has elected to use the market approach. In developing a market approach valuation model, the Company makes a variety of assumptions based upon the general economic environment, the economic environment of the specific industry, the plans of the entity and existing market information.

The Company's security investments are bought or sold short and held principally for the purpose of selling or repurchasing them in the near term and are therefore classified as trading securities. Trading securities are recorded at fair value on the balance sheet, with the change in fair value during the period included in earnings.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations as a liability in the financial statements at December 31, 2017, at market value of the related securities. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, at prices that differ from the market value reflected in the statement of financial condition.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

NOTE 4--CREDIT RISK CONCENTRATION

The clearing and depository operations for the Company's security transactions are primarily provided by a single clearing broker. At December 31, 2017, virtually all of the investments in securities are positions with this broker. In the normal course of business, substantially all of the Company's cash balances, receivable balances, security positions and securities transactions are held or transacted with brokers or other counterparties. The Company is subject to credit risk from the potential inability of these counterparties performing under the terms of the contracts. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

The Company maintains its cash in bank and clearing organization deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

NOTE 5--FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB ASC Statement No. 815, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair values of option contracts are recorded in marketable securities owned or marketable securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

NOTE 6--FIXED ASSETS

The Company leases certain office equipment under agreements that are classified as capital leases. The $121,516 cost of office equipment under these capital leases is included on the Balance Sheet as fixed assets. The debt associated with these leases is included on the Balance Sheet as capital lease obligations. Accumulated amortization of this office equipment as of December 31, 2017 amounted to $47,118. Amortization of assets under capital leases is included in depreciation expense.

The future minimum lease payments required under the capital leases and the present value of the net minimum lease payments as of December 31, 2017, are as follows:

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

NOTE 6--FIXED ASSETS (CONT'D)

	Year	*Amount*
	2018	$ 36,582
	2019	30,495
	2020	21,973
	2021	14,648
Total minimum lease payments		103,698
Less: Amount representing sales tax		(6,783)
Net minimum lease payments		96,915
Less: Amount representing interest		(10,992)
Present value of net minimum lease payments		$ 85,923

NOTE 7--SUBORDINATED BORROWINGS

In June 2014, under a Subordinated Loan Agreement, an individual loaned the Company $300,000. The loan, which is automatically renewed and reset on an annual basis, has a scheduled maturity date of June 30, 2018, at which time the entire $300,000 principal is due. The Company has been making monthly payments of interest only, at an interest rate of 8% per annum.

In February 2009, under a Subordinated Loan Agreement for Equity Capital, a corporate officer and stockholder loaned the Company $300,000. The loan, which is automatically renewed and reset on an annual basis, has a scheduled maturity date of October 10, 2018, at which time the entire $300,000 principal is due. The Company has been making monthly payments of interest only, at an interest rate of 8% per annum.

In February 2016, under two separate Subordinated Loan Agreements, two different employees loaned the Company $100,000 each. The loans have a scheduled maturity date of March 1, 2019, at which time the entire principal is due. The Company has been making monthly payments of interest only, at an interest rate of 6% per annum.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

NOTE 7--SUBORDINATED BORROWINGS (CONT'D)

The subordinated borrowings are available in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Approximate maturities of subordinated borrowings are as follows:

Year	*Amount*
2018	$600,000
2019	200,000
TOTAL	$800,000

NOTE 8--DEFERRED LEASE INCENTIVES

The Company has entered into several operating lease agreements, some of which contain provisions for future rent increases, rent free periods, or periods in which rent payments are reduced (abated). The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred lease incentives," which is included as a liability on the accompanying Statement of Financial Condition.

NOTE 9--COMMITMENTS AND CONTINGENCIES

In April 2016, the Company entered into a lease agreement for the rental of their Park Ridge, New Jersey facilities. The agreement is for an initial period of seven years and three months and calls for base monthly rental payments ranging from $9,050 to $10,136, plus certain utility charges. At the expiration date, the lessee shall have the option to extend the term of the lease for a period of five years under the same general terms and conditions of the original agreement. The Company is also responsible for insurance, utilities, real estate tax and building operating cost escalation clauses.

In May, 2017, the Company exercised a renewal option to continue leasing office space in Marlboro, New Jersey. The extension agreement is for a period of 36 months and calls for base monthly rents of $1,327 for the first 24 months and $1,353 for the final 12 months. The Company is also responsible for insurance, utilities, real estate taxes and common area maintenance charges.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

NOTE 9--COMMITMENTS AND CONTINGENCIES (CONT'D)

Minimum future payments under the above agreements for the next five years and thereafter are as follows:

Year	*Amount*
2018	$127,602
2019	129,927
2020	124,137
2021	118,193
2022	120,365
2023	101,903
TOTAL	$722,127

NOTE 10--INCOME TAXES

The Company's effective income tax rate is different than what would be expected if Federal and State statutory rates were applied to income from continuing operations primarily because of certain expenses deductible for financial reporting purposes that are not deductible for tax purposes.

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act. Under this act, the effective corporate tax rate is reduced from 35% to 21%, with no graduated rate structure, beginning January 1, 2018. The effects of the changes in the tax law and the revised tax rates requires the Company to re-measure existing deferred tax assets and liabilities and record the change as a component of income tax expense in 2017, the year in which the new legislation was enacted.

Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Company operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

NOTE 10--INCOME TAXES (CONT'D)

At December 31, 2017, the Company had approximately $1,090,000 of federal and $1,129,000 of state net operating loss carryforwards. The net operating loss carryforwards, if not utilized, will begin to expire in 2031 for both federal and state purposes.

Tax returns filed for the year 2014 and thereafter remain subject to examination by federal and state tax jurisdictions.

NOTE 11--NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. At December 31, 2017, the Company had net capital, as defined, of $1,239,387, which was $239,387 in excess of its regulatory requirements.

NOTE 12--USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 13--RETIREMENT PLANS

The Company sponsors a profit sharing plan that covers substantially all of its employees. Contributions to the Plan are based on management's discretion. Annual contributions are determined using a percentage of the participating employees' salaries. For 2017, the Company did not make any contributions.

The Company has a 401(k) Plan to provide retirement and incidental benefits for its employees. Employees may contribute any portion of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service.

VANDHAM SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

NOTE 14--PREFERRED STOCK

As of December 31, 2017, the Company has issued 485 shares of Series A convertible preferred stock. The Series A convertible preferred stock pays dividends on a non-cumulative basis at a rate of 6% per annum. These non-voting shares may be converted into common stock at any time at a ratio of 4 shares of common for each share of Series A preferred. Upon liquidation or dissolution of the Company, holders of the Series A preferred stock will be senior to the common stock shareholders.

NOTE 15--SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and income taxes are as follows:

Interest	$110,674
Income taxes	2,555

NOTE 16--SUBSEQUENT EVENTS

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure. The accompanying financial statements consider events through January 31, 2018, the date the financial statements were available to be issued.

VANDHAM SECURITIES CORP.

SUPPLEMENTAL DATA

Schedule 1

VANDHAM SECURITIES CORP.

COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

Total stockholders' equity		$ 876,440
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		800,000
Other allowable credits		-
Total capital and allowable subordinated liabilities		1,676,440
Deductions and/or charges:		
Total nonallowable assets	424,164	
Other deductions or charges	11,525	
Other additions or credits	-	(435,689)
Net capital before haircuts on security positions		1,240,751
Haircuts on trading and investment securities		(1,364)
Undue concentration on trading and investment securities		-
Net capital		1,239,387
Computation of net capital requirement:		
Minimum net capital required		1,000,000
EXCESS NET CAPITAL		$ 239,387

Reconciliation (pursuant to Paragraph (d)(4) of Rule 17a-5) with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2017):	
Net capital, as reported in Part II of the Company's FOCUS Report	$ 1,250,911
Difference due to year end accounting adjustments and rounding	(11,524)
NET CAPITAL PER ABOVE	$ 1,239,387

Schedule 2

VANDHAM SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR A BROKER-DEALER UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

CREDIT BALANCES	
Commission Recapture	$ -
Total credit items	-
DEBIT BALANCES	-
Total debit items	-
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ -
AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT"	$ 100

EXEMPTION UNDER SECTION (k)(2)(ii) HAS BEEN CLAIMED

All customer transactions are cleared through Broadcort Correspondent Clearing Division of Merrill Lynch, Pierce, Fenner & Smith Incorporated on a fully disclosed basis, which files financial statements with the Securities and Exchange Commission pursuant to Rule 17a-5.

VANDHAM SECURITIES CORP.

EXEMPTION REPORT
PURSUANT TO SEC RULE 15c3-3

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

KENNETH F. KARDASHIAN
GERALD G. WALTERS
MARY C. KARDASHIAN

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: CPAS@MGDCPAS.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Vandham Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Vandham Securities Corp. identified the following provisions of 17 C.F.R. Sec. 15c3-3(k) under which Vandham Securities Corp. claimed an exemption from 17 C.F.R. Sec. 240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Vandham Securities Corp. stated that Vandham Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Vandham Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vandham Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Myer, Greene & Degge
MYER, GREENE & DEGGE

Pearl River, New York
January 31, 2018

VANDHAM SECURITIES CORP.

EXEMPTION REPORT
PURSUANT TO SEC RULE 15C3-3

FOR THE YEAR ENDED
DECEMBER 31, 2017

To the best of our knowledge and belief, Vandham Securities Corp. was eligible and qualified for exemption relief from the provisions of SEC Rule 15c3-3 pursuant to:

1. Section (k)(2)(ii) of the rule in that it clears all customer transactions through BROADCORT CLEARING CORP on a fully disclosed basis.

2. The above referenced exemptions were in effect for the entire year without exception.

FRANK P. CATRINI, CEO

VANDHAM SECURITIES CORP.

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

KENNETH F. KARDASHIAN
GERALD G. WALTERS
MARY C. KARDASHIAN

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: CPAS@MGDCPAS.COM

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Vandham Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Vandham Securities Corp. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Vandham Securities Corp. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Vandham Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Vandham Securities Corp.'s management is responsible for Vandham Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Auditing Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MYERS, GREENE & DEGGE

Pearl River, New York
January 31, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*****1396*********************MIXED AADC 220
42448 FINRA DEC
VANDHAM SECURITIES CORP
1 MAYNARD DR STE 2201
PARK RIDGE, NJ 07656-1878

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TIM BARBA (201) 782 3330

2. A. General Assessment (item 2e from page 2) $ 9,603

B. Less payment made with SIPC-6 filed (exclude interest) (4,765)

7/19/17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,838

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,838

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VANDHAM SECURITIES CORP.
(Name of Corporation, Partnership or other organization)

T Barba
(Authorized Signature)

Dated the 19TH day of JANUARY, 2018.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 10,072,659
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		2,672,957
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): COMMISSIONS PAID FOR SOFT DOLLAR RESEARCH (Deductions in excess of $100,000 require documentation)		871,509
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 125,973	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		125,973
Total deductions		3,670,439
2d. SIPC Net Operating Revenues		$ 6,402,220
2e. General Assessment @ .0015		$ 9,603 (to page 1, line 2.A.)